Filed by Chicago Bridge & Iron Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934 as amended

Subject Companies:  The Shaw Group Inc.

 Commission File No.: 001-12227

Script – PKA Video for Shaw Employees

Hello, I’m Philip Asherman, President and CEO of CB&I.

I want to be among the first to welcome you to CB&I.  Everyone in our company is thrilled to have you join the organization and this sentiment is shared by our Board of Directors.  CB&I has a great deal of respect for Shaw and its people and the dynamic company you’ve built over the past 25 years.

The strategic intent of this acquisition is to create a combined organization that will be unique in its ability to respond to the growing demand for energy infrastructure around the world.  We believe that joining our two companies will enable each entity to capitalize on the other’s strengths and provide a wide range of products and services to our customers.

We believe the combination provides significant value for all shareholders involved and will set the stage for growth opportunities in the future.

Once this transaction is complete, you’ll be employed by a company with the strongest energy focus in the industry.  We’ll be able to take on the largest, most complex and challenging energy projects in the world, as well as provide a wide range of maintenance, environmental and infrastructure services.  We think the opportunities for employees will be substantial.

As you reflect on how this change affects you personally, I encourage you to visit our website and examine our business, our values, our growth and our markets.  I hope you will join me in concluding that this transaction is a tremendous mutual opportunity to join two industry leading companies and leverage our combined strength.

I also want to emphasize the importance of maintaining your focus on the current commitments to your customers.  This is the most effective contribution you can make to create sustainable opportunities as we work to capitalize on the inherent best practices from both companies.

Again, let me say how excited we are to welcome Shaw to the CB&I family.  I look forward to meeting many of you soon.

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Chicago Bridge & Iron Company N.V. (“CB&I”) expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of The Shaw Group Inc. (“Shaw”) and CB&I that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed transaction. A definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw and CB&I. INVESTORS AND SECURITY HOLDERS OF SHAW AND CB&I ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.Shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation

CB&I, Shaw, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw and CB&I in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction if and when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements and information about our current and future prospects and our operations and financial results, which are based on currently available information. Actual future results and financial performance could vary significantly from those anticipated in such statements. The forward looking statements include assumptions about our operations, such as cost controls and market conditions, and the proposed merger (including its benefits, results, effects and timing) that may not be realized.  Risks and uncertainties related to the merger include, but are not limited to:  the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Additional factors that could cause future results or events to differ from those we expect are those risks discussed under Item 1A “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, and June 30, 2012, and other reports filed with the Securities and Exchange Commission (SEC). Please read our “Risk Factors” and other cautionary statements contained in these filings.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise.  As a result of these risks and others, actual results could vary significantly from those anticipated in this communication, and our financial condition and results of operations could be materially adversely affected.